Filed by Chicago Mercantile Exchange Holdings Inc. pursuant

to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities

Exchange Act of 1934, as amended.

Subject Company: CBOT Holdings, Inc.

Subject Company’s Commission File No.: 001-32650

On June 14, 2007, Chicago Mercantile Exchange Holdings Inc. provided the following information to members of the media.

© Chicago Mercantile Exchange Inc. All rights reserved.

Comparison –
ERP Perspective
•
$9.14 dividend per CBOT
share ($250K for full ERP
members)
•
Full upside potential with
maximum flexibility
$250K guarantee
OR, put option for ERP at
$250K shortly after close
•
Minimum $665.5M in
aggregate value for ERPs
•
No cap on $ for litigation
•
Not subject to CBOE
approval
•
Total $665.5M in
consideration to be split
among ERP bundle holders
(maximum 1,331 holders)
Funded by CBOE and ICE
Payable as cash, or debt
securities convertible into
CBOE or ICE/CBOT stock
Debt securities limited to
$332.5M each
Oversubscription paid in cash
If all holders choose the CBOE
debt security, each will receive
10% of the equity given to a
full CBOE member
•
No upside potential from
lawsuit
•
Subject to CBOE, Delaware
Court and other approvals
$500K of minimum value
with very limited upside
+
”Full ERP members” refers to full members who hold the minimum 27,338 shares of CBOT Class A common stock currently required to exercise the ERP
$500K of minimum value,
with full upside
CME
ICE

Setting the Record Straight: ERP Holder Value
5.6% discount to ICE implied offer
after breakup fee (as of closing
price 6/13)
1.1% discount if $9.14 special
dividend is included
DOJ approval received
Liquidity and full upside potential
for ERP guarantee & unlimited
support for CBOE litigation
Greater long-term value proposition
Low integration risk / 7 months
planning completed/ set to achieve
at least $150M of cost synergies &
at least $75M of revenue synergies
$70M in customer efficiencies
Clearing & technology advantages
Respects value of CBOT
memberships
Proportionate board representation
w/ CBOT director veto authority
under certain circumstances
CME ICE
$204.31 implied offer after
breakup fee
Needs regulatory clearance
Takeover premium likely
imbedded in ICE stock price
Undervalued offer for ERP
Catastrophic integration risk
Questionable clearing and
technology capabilities
Board representation chosen by
ICE does not reflect ownership
stake

© Chicago Mercantile Exchange Inc. All rights reserved.

Forward-Looking Statements
This document may contain forward-looking information regarding Chicago Mercantile Exchange Holdings Inc. and CBOT
Holdings, Inc. and the combined company after the completion of the merger that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CME and CBOT, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on current beliefs, expectations, forecasts and assumptions of CME and CBOT’s management which are subject to risks and uncertainties which could cause actual outcomes and results to differ materially from these statements. Other risks and uncertainties relating to the proposed transaction include, but are not limited to the satisfaction of conditions to closing; including receipt of shareholder, member, and other approvals on the proposed terms; the proposed transaction may not be consummated on the proposed terms; uncertainty of the expected financial performance of CME following completion of the proposed transaction; CME may not be able to achieve the expected cost savings, synergies and other strategic benefits as a result of the proposed transaction; the integration of CBOT with CME’s operations may not be successful or may be materially delayed or may be more costly or difficult than expected; general industry and market conditions; general domestic and international economic conditions; and governmental laws and regulations affecting domestic and foreign operations.
For more information regarding other related risks, see Item 1A of CME’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006. Copies of said 10-K is available online at http://www.sec.gov or on request from the CME. You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except for any obligation to disclose material information under the Federal securities laws, CME undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.
Additional Information
CME and CBOT have filed a definitive joint proxy statement/prospectus with the Securities and Exchange Commission (SEC)
in connection with the proposed transaction. This material is not a substitute for the definitive joint proxy statement/prospectus or any other documents CME and CBOT have filed or will file with the SEC. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and any other relevant documents filed or to be filed by CME or CBOT because they contain or will contain important information about the proposed transaction. The definitive joint proxy statement/prospectus is, and other documents filed or to be filed by CME and CBOT with the SEC are or will be, available free of charge at the SEC’s Web site (www.sec.gov) or from Chicago Mercantile Exchange Holdings Inc.,
Shareholder Relations and Membership Services, 20 South Wacker Drive, Chicago, Illinois 60606, Attention: Beth Hausoul.
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CME and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about CME’s directors and executive officers is available in the definitive joint proxy statement/prospectus.
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Statements included in this document relating to the ICE offer reflect the views of CME’s management.